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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  2049

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                     Commission file numbers:      0-27751
                                                   333-82721

                           WorldQuest Networks, Inc.
                           -------------------------
             (Exact name of Registrant as specified in its charter)


                        16990 Dallas Parkway, Suite 220
                              Dallas, Texas 75248
                                 (972) 818-0460
               __________________________________________________
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)


                    Common stock, $0.01 par value per share
               __________________________________________________
            (Title of each class of securities covered by this Form)


                                     None.
              ___________________________________________________
  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


     Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a) (1) (i)     [ x ]    Rule 12h-3(b) (1) (ii)  [   ]
        Rule 12g-4(a) (1) (ii)    [   ]    Rule 12h-3(b) (2) (i)   [   ]
        Rule 12g-4(a) (2) (i)     [   ]    Rule 12h-3(b) (2) (ii)  [   ]
        Rule 12g-4(a) (2) (ii)    [   ]    Rule 15d-6              [ x ]
        Rule 12h-3(b) (1) (i)     [ x ]

     Approximate number of holders of record as of the certification or notice date: 13.
     The Registrant's Form SB-2 Registration Statement, as amended (file no. 333-82721) (the "Registration Statement"), filed with the Securities and Exchange Commission on July 13, 1999 was declared effective October 28, 1999. The Registrant also filed a Form 8-A registering its Common Stock under Section 12(g) of the Securities Exchange Act of 1934 to become effective concurrently with the Registration Statement. No shares of Common Stock covered by the Registration Statement
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have been sold and no securities will be sold pursuant to the Registration
Statement. Due to unfavorable market conditions, the Registrant has decided that the offering and sale of the Common Stock pursuant to the Registration Statement be terminated and the Registration Statement be withdrawn. The Registrant has filed Post-Effective Amendment No. 1 with the Commission constituting an application to withdraw the Registration Statement, and has withdrawn, subject to approval by the Commission, all of the Common Stock and other securities registered pursuant to the Registration Statement. This Form 15 has been filed with the Commission on the same date such Post-Effective Amendment No. 1 was filed with the Commission.

     Pursuant to the requirements of the Securities Act of 1934 WorldQuest Networks, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



DATE:     November 30, 1999              WORLDQUEST NETWORKS, INC.


                                         By: /s/ Michael R. Lanham
                                            -----------------------------------
                                                 Michael R. Lanham, President

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